

November 27, 2012

Via Email
Mr. Glenn L. Purple
Chief Financial Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

>   **Re: EDAC Technologies Corporation**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed March 8, 2012**
>   **File No. 001-33507**

Dear Mr. Purple:

We have reviewed your response letter dated November 16, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information and confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 31, 2011

Financial Statements
Notes to the Consolidated Financial Statements
Note A – Organization and Business and Significant Accounting Policies
Significant Accounting Policies
Revenue Recognition

1. We note your response to our prior comment number three in which you cite the conditions that are required to be met for revenue recognition under bill and hold arrangements pursuant to SAB Topic 3.A.3; however, your response does not fully address our concerns. Please tell us how each criteria is met specific to the company's set of circumstances rather than discussing it in generic terms and merely repeating the bill and hold criteria for revenue recognition. As part of your response, please include examples or specific terms set forth in the bill and hold arrangements which support your

assertion the criteria has been met. Furthermore, please explain to us how the following factors were considered in determining revenue recognition under bill and hold arrangements:

- The date by which the seller expects payment, and whether the seller has modified its normal billing and credit terms for this buyer;
- The seller's past experiences with and pattern of bill and hold transactions;
- Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods;
- Whether the seller's custodial risks are insurable and insured;
- Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer's commitment to accept and pay for the goods sold (*i.e.*, that the business reasons for the bill and hold have not introduced a contingency to the buyer's commitment).

We may have further comment upon receipt of your response.

Note C – Common Stock and Stock Options

2. We note your response to our prior comment number six that you continue to utilize the simplified method due to a significant change made to the terms of your stock option grants in fiscal 2007. Please explain to us the nature of the significant change made to the terms of your stock option grants such that your historical exercise data did not provide a reasonable basis upon which to estimate an expected return. We were unable to find any disclosure of this matter in the notes to the financial statements of the company's previously filed Form 10-Ks. Please be advised you are required to disclose significant changes to the terms of your stock option plans in the notes to the financial statements. Please confirm your understanding of this matter and revise future filings accordingly.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief